SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226372100

(CUSIP Number)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,689,189 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,689,189 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,689,189 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.41%^
14	TYPE OF REPORTING PERSON OO

*	Includes (i) 6,320,119 Class D Units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC and (ii) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP, LLC, the sole general partner of the Issuer. Crestwood Gas Services Holdings LLC owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,901 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,901 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,901 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.29%^
14	TYPE OF REPORTING PERSON OO

*	Includes 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC and 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC. Crestwood Holdings LLC is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,901 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,901 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,901 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.29%^
14	TYPE OF REPORTING PERSON OO

*	Includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. Crestwood Holdings II LLC is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,901 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,901 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,901 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.29%^
14	TYPE OF REPORTING PERSON OO

*	Includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. Crestwood Holdings Partners, LLC is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,901 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,901 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,901 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.29%^
14	TYPE OF REPORTING PERSON OO

*	Includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. FR XI CMP Holdings LLC is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,287,739 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,287,739 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,287,739 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.74%^
14	TYPE OF REPORTING PERSON OO

*	Includes 264,838 Common Units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. FR Midstream Holdings LLC is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,287,739 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,287,739 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,287,739 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.74%^
14	TYPE OF REPORTING PERSON PN

*	Includes 264,838 Common Units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. First Reserve GP XI, L.P. is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,287,739 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,287,739 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,287,739 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.74%^
14	TYPE OF REPORTING PERSON CO

*	Includes 264,838 Common Units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. First Reserve GP XI, Inc. is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,287,739 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,287,739 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,287,739 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.74%^
14	TYPE OF REPORTING PERSON IN

*	Includes 264,838 Common Units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes (i) 137,105 Common Units and 21,588 Class D Units owned directly by Crestwood Gas Services GP LLC, (ii) 17,210,377 Common Units and 6,320,119 Class D Units owned directly by Crestwood Gas Services Holdings LLC and (iii) 2,333,712 Common Units owned directly by Crestwood Holdings LLC. William E. Macaulay is the Chairman of and has the right to appoint a majority of the board of directors of First Reserve GP XI, Inc., which is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 Common Units outstanding as of May 10, 2013 and a total of 6,341,707 Common Units issuable upon conversion of outstanding Class D Units (including Class D Units received as payment-in-kind dividends). The Class D Units will automatically convert into Common Units on a one-for-one basis on March 1, 2014.

This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on October 12, 2010, as amended by Amendment No. 1 filed with the SEC on November 2, 2010, Amendment No. 2 filed with the SEC on January 13, 2011, Amendment No. 3 filed with the SEC on May 31, 2011, Amendment No. 4 filed with the SEC on August 29, 2012, and Amendment No. 5 filed with the SEC on April 1, 2013 (as so amended, the “Schedule 13D”). This Amendment relates to common units representing limited partner interests (the “Common Units”) and Class D units representing limited partner interests (the “Class D Units”) of Crestwood Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

The second paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

Crestwood Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Issuer. The General Partner holds the general partner units and incentive distribution rights in the Issuer and manages the business and affairs of the Issuer. Crestwood Gas Services Holdings, LLC, a Delaware limited liability company ( “Gas Services Holdings”), directly owns 17,210,377 Common Units, 6,320,119 Class D Units, and all of the outstanding equity interests of the General Partner. Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), is the sole member of Gas Services Holdings. Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), is the sole member of Crestwood Holdings. Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), is the sole member of Crestwood Holdings II. FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), is the sole member of FR XI CMP. First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), is the managing member of FR Midstream Holdings. First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”), is the general partner of FR GP LP. Mr. Macaulay is the Chairman of and has the right to appoint a majority of the board of directors of FR GP Inc.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On May 10, 2013, the Issuer distributed 151,238 additional Class D Units to the holders of Class D Units and incentive distribution rights in the Issuer as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, the General Partner was issued 21,588 Class D Units in respect of its incentive distribution rights in the Issuer and Gas Services Holdings was issued an additional 129,650 Class D Units. The Class D Units automatically convert into Common Units on a one-for-one basis on March 1, 2014.

Item 4. Purpose of the Transactions

Item 4 of the Schedule 13D is hereby amended to add the following information:

Merger Agreement

On May 5, 2013, the Issuer, the General Partner, Crestwood Holdings (solely for purposes of making the approximately $10 million cash contribution described below), Inergy, L.P., a Delaware limited partnership (“NRGY”), Inergy Midstream, L.P., a Delaware limited partnership (“NRGM”), NRGM GP, LLC, a Delaware limited liability company (“NRGM GP”) and Intrepid Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NRGM (“Merger Sub” and, together with NRGM, NRGY and NRGM GP, the “Inergy Merger Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer, the separate existence of Merger Sub will cease and the Issuer will survive and continue to exist as a Delaware limited partnership (the “Merger”). As a result of the Merger, (i) each Common Unit and Class D Unit that is held by Crestwood Holdings, Gas Services Holdings, the General Partner and any affiliate of the foregoing to which such entities transfer Common Units and Class D units in accordance with the terms of the Voting Agreement (each, a “Crestwood Holder”) will be converted into the right to receive 1.0700 new common units (“NRGM Common Units”), of NRGM (the “Unit Consideration”), (ii) each Common Unit that is held by any person other than a Crestwood Holder will be converted into the right to receive the Unit Consideration and $1.03 in cash (the “Cash Consideration”) and (iii) the general partnership interest and the incentive distribution rights in the Issuer owned by the General Partner will be cancelled and a newly formed wholly-owned subsidiary of NRGM (the “New Issuer GP”) will be admitted as the sole general partner of the Issuer. Crestwood Holdings has agreed to fund approximately $10 million of the aggregate Cash Consideration.

The Merger is subject to the closing of the NRGY GP Purchase (defined below), the GP Contribution (defined below) and other customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of Common Units and Class D Units, voting as a single class, (ii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by NRGM of the Unit Consideration and (iii) approval for listing the NRGM Common Units to be issued as Unit Consideration on the New York Stock Exchange.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit H hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit H.

Upon consummation of the Merger, (i) the Common Units will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, (ii) the Partnership Agreement of the Issuer will be amended and restated and (iii) New Issuer GP will become the General Partner of the Issuer.

Voting Agreement

On May 5, 2013, the Crestwood Holders, the Inergy Merger Parties and the Issuer entered into the Voting Agreement (the “Voting Agreement”) under which the Crestwood Holders irrevocably and unconditionally agreed, at any meeting of the holders of Common Units and Class D Units to:

(a) appear at each such meeting or otherwise cause its Common Units and Class D Units to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of the Crestwood Holders’ Common Units and Class D Units (i) in favor of the adoption of the Merger Agreement and any transactions contemplated by the Merger Agreement; (ii) against any action, agreement or transaction that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Issuer or the General Partner or any of their subsidiaries contained in the Merger Agreement; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, prevent, nullify, frustrate the purposes of, be in opposition to or in competition or inconsistent with, or materially and adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

In addition, each Crestwood Holder irrevocably appointed as its proxy and attorney-in fact Laura Ozenberger and Michael K. Post, each of whom are employees of an affiliate of Inergy L.P., to vote or execute consents with respect to the matters described above.

Each Crestwood Holder has also agreed not to, directly or indirectly, solicit or knowingly encourage (including by way of furnishing confidential information) any third person to make an “MLP Takeover Proposal” (as defined in the Merger Agreement) or assist any third person in preparing or soliciting an offer relating in any way to an MLP Takeover Proposal, except that a Crestwood Holder may take any such actions to the extent such actions are permitted to be taken under the Merger Agreement. Each Crestwood Holder has also agreed not to transfer or acquire any Common Units or Class D Units during the term of the Voting Agreement, subject to certain exceptions.

The Voting Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement, (iii) November 5, 2013, (iv) the making of any change by amendment, waiver (other than waivers by the Inergy Merger Parties), or other modification, by any party, to any provision of the Merger Agreement that is adverse to any of the Crestwood Holders without the prior written consent of the Crestwood Holders or (v) the mutual written agreement of each of the parties to terminate the Voting Agreement.

A copy of the Voting Agreement is incorporated herein by reference as Exhibit I hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit I.

The General Partner Contribution

On May 5, 2013, Crestwood Holdings, Gas Services Holdings, NRGY and Inergy GP, LLC (“NRGY GP”), a Delaware limited liability company, entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which Gas Services Holdings will contribute all the limited liability company interests of the General

Partner to NRGY in exchange for 35,103,113 common units of NRGY and 4,387,880 subordinated units of NRGY (the “GP Contribution”). The closing of the GP Contribution is subject to (i) the closing of the purchase of NRGY GP by Crestwood Holdings pursuant to a separate agreement entered into on May 5, 2013 (the “NRGY GP Purchase”), (ii) the distribution by NRGY of all of the NRGM Common Units held by it to NRGY’s unitholders such that NRGY and its subsidiaries will not own any NRGM Common Units, (iii) the absence of a “material adverse effect” on NRGY or NRGM (as such terms are defined in the Contribution Agreement and the Merger Agreement) and (iv) other customary closing conditions.

A copy of the Contribution Agreement is incorporated herein by reference as Exhibit J hereto and the description of the Contribution Agreement contained herein is qualified in its entirety by reference to Exhibit J.

The Follow-On Contribution

On May 5, 2013, Crestwood Holdings, Gas Services Holdings, NRGY and NRGY GP entered into a Follow-On Contribution Agreement (the “Follow-On Contribution Agreement”). The Follow-On Contribution Agreement permits Crestwood Holdings to contribute to NRGY 7,137,841 of the NRGM Common Units that Crestwood Holdings receives in the Merger in exchange for 14,318,396 common units of NRGY. The right of Crestwood Holdings to make such contribution is conditioned on the closing of the GP Contribution and the Merger. If the GP Contribution is consummated and the Merger Agreement is terminated, Crestwood Holdings will have the right under the Follow-On Contribution Agreement to contribute to NRGY 6,670,651 Common Units in exchange for a total of 14,318,396 common units of NRGY.

A copy of the Follow-On Contribution Agreement is incorporated herein by reference as Exhibit K hereto and the description of the Follow-On Contribution Agreement contained herein is qualified in its entirety by reference to Exhibit K.

Option Agreement

On May 5, 2013, the Crestwood Holders and the Inergy Merger Parties entered into an Option Agreement (the “Option Agreement”) under which the Crestwood Holders granted an option to NRGM to acquire all of the Common Units and Class D Units owned by the Crestwood Holders (the “Option”) in exchange for 1.0700 NRGM Common Units and $0.4669 in cash per Common Unit and Class D Unit. The Option may only be exercised if (i) the NRGY GP Purchase and the GP Contribution have been consummated and (ii) the Merger Agreement has been terminated (A) due to the failure of the unitholders of Issuer to adopt the Merger Agreement at a unitholder meeting, but only if there has been a change of recommendation with respect to the Merger by the board of directors (or conflicts committee) of the General Partner prior to such meeting and such change of recommendation was unrelated to an “MLP Takeover Proposal” (as defined in the Merger Agreement) or (B) a willful and material breach by Issuer of its obligations under the Merger Agreement relating to the calling of a unitholder meeting and the proxy statement relating to such meeting or its covenant not to solicit an MLP Takeover Proposal.

The Option Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) sixty days following the termination of the Merger Agreement; or (iii) the written agreement of the parties to the Option Agreement to terminate the Option Agreement. A copy of the Option Agreement is incorporated herein by reference as Exhibit L hereto and the description of the Option Agreement contained herein is qualified in its entirety by reference to Exhibit L.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The first sentence and the last two paragraphs of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The following disclosure is based on 60,106,631 Common Units (including 6,341,707 Class D Units) outstanding as of May 10, 2013.

The General Partner owns 137,105 Common Units, holds 1,112,674 general partner units in the Issuer and all of the incentive distribution rights in the Issuer. Gas Services Holdings owns 17,210,377 Common Units and 6,320,119 Class D Units. Gas Services Holdings owns all of the outstanding equity interests in the General Partner. The Common Units and Class D Units held by Gas Services Holdings and the General Partner represent approximately 39.41% of the outstanding Common Units and Class D Units or approximately 32.27% of the outstanding Common Units without inclusion of such Class D Units. Crestwood Holdings owns an additional 2,333,712 Common Units, which represents approximately 43.29% of the outstanding Common Units, including the Common Units and Class D Units held by the General Partner and Gas Services Holdings, or approximately 36.61% of the outstanding Common Units without inclusion of such Common Units and Class D Units. FR Midstream Holdings holds an additional 264,838 Common Units owned directly by KA First Reserve, LLC, a Delaware limited liability company (“KA First Reserve”). FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings, which owns all the outstanding equity interests in the General Partner. When FR Midstream Holdings’ direct ownership of Common Units are combined with other indirect ownership of Common Units, such ownership interests represent approximately 43.74% of the outstanding Common Units, including the Co mmon Units and Class D Units owned by the General Partner, Gas Services Holdings and Crestwood Holdings, or approximately 37.10 % without the inclusion of such Common Units and Class D Units.

Each of the Reporting Persons (as defined in the Schedule 13D) may be deemed to beneficially own the Common Units and Class D Units reported herein. The filing of this Amendment shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

Item 5(c) of the Schedule 13D is hereby amended to add the following information:

(c). On May 10, 2013, the Issuer distributed 151,238 additional Class D Units to the holders of Class D Units and incentive distribution rights in the Issuer as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution the General Partner was issued 21,588 Class D Units in respect of its incentive distribution rights in the Issuer and Gas Services Holdings was issued an additional 129,650 Class D Units. The Class D Units automatically convert into Common Units on a one-for-one basis on March 1, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit H	Agreement and Plan of Merger, dated as of May 5, 2013, by and among NRGM, NRGM GP, Merger Sub, NRGY, Crestwood Holdings, Issuer and General Partner (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-33631))

Exhibit I	Voting Agreement, dated as of May 5, 2013, by and among, NRGY, NRGM, NRGM GP, Merger Sub, the Crestwood Holders and Issuer (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-33631))

Exhibit J	Contribution Agreement, dated as of May 5, 2013, by and among, Crestwood Holdings, Gas Services Holdings, NRGY and NRGY GP (Incorporated by reference to Exhibit 2.1 to NRGY’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-34664))

Exhibit K	Follow-On Contribution Agreement, dated as of May 5, 2013, among Crestwood Holdings and Gas Services Holdings, NRGY and NRGY GP (Incorporated by reference to Exhibit 2.2 to NRGY’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-34664))

Exhibit L	Option Agreement, dated as of May 5, 2013, by and among NRGY, NRGM, NRGM GP, Merger Sub, Gas Services Holdings, Crestwood Holdings and the Issuer GP (Incorporated by reference to Exhibit 10.3 to NRGY’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-34664))

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 10, 2013

Crestwood Gas Services Holdings LLC

By:	/s/ Kelly J. Jameson
Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings LLC

By:	/s/ Kelly J. Jameson
Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings II LLC

By:	/s/ Kelly J. Jameson
Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings Partners, LLC

By:	/s/ Kelly J. Jameson
Name: Kelly J. Jameson
Title: Senior Vice President

FR XI CMP Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

First Reserve GP XI, Inc.

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

/s/ Anne E. Gold as attorney-in-fact for William E. Macaulay
William E. Macaulay